Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

2

Second Quarter ended June 30, 2014

For information

Jennifer Aitken
Investor Relations Manager
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2920
Montreal (Quebec)	Phone: 514 397-1410 ext. 101
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: TSX – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month and the six-month periods ended June 30, 2014. We recommend that you read this in conjunction with our unaudited interim consolidated financial statements for the quarter and the six-month period ended June 30, 2014, and our audited consolidated financial statements for the year ended December 31, 2013, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. With the exception of troy ounces, the data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 20.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2014

  Q2 2014 record operating cash flows of $13.4 million, or $0.29 per share, on record revenues of $39.0 million, a significant $0.36 per share improvement over Q2 2013 operating cash flows of ($3.0) million, or ($0.07) per share, on revenues of $17.8 million;

  2014 gold production guidance increased to 75,000 – 85,000 ounces on strong quarterly and six month operational performance, from 70,000 – 80,000 ounces previously;

  Q2 2014 adjusted net earnings of $5.7 million, or $0.12 per share, versus Q2 2013 net loss of ($1.1) million, or ($0.03) per share, a $0.15 per share improvement; Six month adjusted net earnings of $3.8 million, or $0.09 per share, compared to a net loss of ($3.3) million, or ($0.08) per share in the comparable period of 2013, a $0.17 per share increase;

  Second quarter gold sales of 27,790 ounces at an average selling price of $1,399 (US$1,283) per ounce, a 117% increase over gold sales of 12,826 ounces at an average selling price of $1,389 (US$1,358) per ounce in the same period last year; Second quarter cash cost per ounce decreased 16% to $849 (US$779) in 2014, from $1,015 (US$992) last year;

  Island Gold Mine development continued on schedule with ramp extended to a 620 metre vertical depth, with 1,248 metres of definition drilling and 3,025 metres of exploration drilling also completed in Q2 2014;

  On August 5, 2014 Richmont announced that it had signed a definitive agreement that will increase its ownership of the Island Gold Mine property claims to 100% through the acquisition of the outstanding 31% ownership of four patented claims on the property in return for a 3% NSR royalty on 100% of mineral production from the four claims;

  Cash and cash equivalents up 141% to $32.6 million at June 30, 2014, from $13.5 million at March 31, 2014; long- term debt of $4.9 million, working capital of $32.3 million, and 47.6 million shares outstanding at June 30, 2014.

02
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Second Quarter 2014 Overview

Commenting on Richmont’s strong second quarter operational performance, Ms. Elaine Ellingham, Interim President and CEO of Richmont Mines remarked: “We are very pleased to report that we achieved record quarterly revenues and operational cash flows. Our operational team more than doubled gold sales in Q2 compared with Q2 in the prior year, and successfully reduced our average cash operating costs by 16% to $849 (US$779) per ounce from $1,015 (US$992). In spite of the lackluster gold price environment, this performance translated into record revenues and record operational cash flows for the Corporation, which is a testament to the team’s hard work and dedication. With 60% of our 2014 forecasted production realized in the first six months of the year, we are pleased to have recently increased our 2014 gold production guidance to 75,000 to 85,000 ounces from 70,000 to 80,000 ounces previously, and we remain intently focused on continuing to manage our operational efficiency and productivity going forward. The continued development of our cornerstone Island Gold asset in Ontario remains the priority for Richmont and, to this end, our healthy cash position will support our initiatives to build shareholder value through the development of this 1 million ounce gold resource extending below our Island Gold Mine.”

Ms. Ellingham continued: “We are pleased to have announced on August 5, 2014 that we have signed a definitive agreement, which we expect to close within the next few days, to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property. Consolidating Richmont’s ownership to 100% of the Island Gold Mine property is an important step and clears the path for us to accelerate our mine development. With a million ounce gold resource at depth, our cornerstone Island Gold Mine is an asset that we believe has significant potential to transition into a long-life, high-grade and lower-cost operation, and is therefore an important driver of future value for our shareholders.”

Closing, Ms Ellingham noted: “Our search is well underway for a new President and CEO to successfully lead Richmont as it enters a new and exciting phase of growth at our Island Gold Mine.”

03
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,289	1,415	1,291	1,523
Average market price (CAN$)	1,405	1,448	1,416	1,547
Average selling price (US$)	1,283	1,358	1,292	1,495
Average selling price (CAN$)	1,399	1,389	1,417	1,519
Average exchange rate (US$/CAN$)[2]	1.0905	1.0231	1.0968	1.0159
Ounces of gold sold	27,790	12,826	48,202	27,087
Average cash cost (US$/ounce)[3]	779	992	898	1,149
Average cash cost (CAN$/ounce)[3]	849	1,015	985	1,167

KEY FINANCIAL DATA
Revenues	38,951	17,835	68,418	41,233
Net earnings (loss)	4,676	(1,090)	2,773	(3,330)
Net earnings (loss) per share	0.10	(0.03)	0.07	(0.08)
Adjusted net earnings (loss)[4]	5,659	(1,090)	3,756	(3,330)
Adjusted net earnings (loss) per share[4]	0.12	(0.03)	0.09	(0.08)
Cash flows from (used in) operating activities	13,371	(2,966)	15,751	(9,741)
Investment in property, plant and equipment	4,851	14,218	10,772	23,562

			June 30,	December 31,
			2014	2013

Cash and cash equivalents			32,590	17,551
Total assets			139,135	123,328
Non-current long-term debt			4,936	5,196
Shareholders’ equity			100,739	86,353
Shares outstanding (thousands)			47,646	39,596

KEY PER SHARE DATA
Stock price (at closing on June 30, 2014)
US$ (NYSE Market)			1.37	1.00
CAN$ (TSX)			1.51	1.07

[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as operating cash flow per share, adjusted net earnings (loss), adjusted net earnings (loss) per share and the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 17 of this MD&A.

[2]	The exchange rate represents the average exchange rate for each three-month period and each six-month period.
[3]	The cash cost includes operating costs and royalties.
[4]	Excluding one-time severance costs related to the departure of the President & CEO totaling $1.05 million (pre-tax), of which is $0.3 million is non-cash.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly and year-to-date rate through the end of the quarter. Therefore, the quarterly rate and the year-to-date rate may differ.

04
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended June 30, 2014

Richmont generated $39.0 million of revenues in the second quarter of 2014, a significant 119% increase over the $17.8 million of revenues in the second quarter of 2013. The strong year-over-year improvement was driven by a 117% increase in the number of gold ounces sold, and a 0.7% increase in the average gold price obtained in Canadian dollars. A total of 27,790 ounces of gold were sold at an average price of $1,399 (US$1,283) per ounce in the second quarter of 2014, versus gold sales of 12,826 ounces and an average realized sales price of $1,389 (US$1,358) per ounce in the comparable period last year. The higher gold sales during the quarter reflect a 78% and 19% increase in the number of gold ounces sold at the Island Gold Mine and the Beaufor Mine, respectively, that was primarily attributable to improved grades and higher tonnage levels at both mines, and the addition of ore from the open-pit Monique Mine and near surface W Zone operation in the quarter.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses, totaled $30.3 million in the second quarter of 2014 versus $15.2 million in the comparable period last year. The increase was driven by significantly higher processed tonnage levels in the current period reflecting a 39% increase in Island Gold tonnage, a 7% increase in Beaufor Mine tonnage, and the addition of 67,445 tonnes from the Monique Mine and 20,055 tonnes from the W Zone in the current period. On a consolidated basis, cost per tonne decreased by 17% year-over-year, mainly attributable to the contribution of lower cost tonnage from the W Zone operation and the Monique Mine. A slightly lower cost per tonne at Island Gold Mine was offset by a higher cost per tonne at Beaufor Mine. Second quarter cash costs per ounce decreased 16% to $849 (US$779), driven by 32% year-over-year cost improvement at the Island Gold Mine, and low cash cost per ounce at the W Zone as no drift excavation costs were incurred during the three month period leading up to cessation of operations on June 30, 2014.

Exploration and project evaluation expenses before depreciation and exploration tax credits totaled $0.6 million in the second quarter of 2014, below the $2.5 million incurred in the comparable period of 2013. The year-over-year decrease was primarily attributable to lower exploration related costs at the Island Gold Mine, as the Corporation is now focused on the development of the 1 million ounce Island Gold resource at depth. Exploration expenses on a segmented basis, excluding depreciation and exploration tax credits, were approximately $0.2 million at the Island Gold Mine and $0.3 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.1 million during the three month period.

Administration expenses totaled $2.4 million in the second quarter of 2014, and included $1.05 million pre-tax (of which $0.3 million was non-cash) of severance and option-retirement costs relating to the recent departure of the Corporation’s President and CEO. When excluding these one-time costs, administration expenses totaled $1.3 million in the current quarter, 16% below expenses of $1.6 million in the comparable period of 2013, primarily as a result of the fewer number of employees.

The mining and income tax expense for the second quarter of 2014 amounted to $1.7 million, which includes $0.7 million of income tax payable, $0.7 million of Quebec mining tax and a $0.3 million increase in future mining taxes. The mining and income tax expense for the second quarter of 2013 totaled $0.03 million. During this quarter, an exploration tax credit of $1.2 million was earned, which included $0.3 million that was booked against exploration expenses and $0.9 million that was applied against property, plant and equipment, an amount that was related to the W Zone and Monique Mine operations.

Based on IFRS, the Corporation generated net earnings of $4.7 million, or $0.10 per share, in the second quarter of 2014. Excluding one-time severance costs related to the departure of the President and CEO of $1.05 million ($0.98 million net of taxes), Richmont’s adjusted second quarter 2014 net earnings were $5.7 million, or $0.12 per share, a significant $0.15 per share improvement over the net loss of ($1.1) million, or ($0.03) per share, generated in the second quarter of 2013.

05
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation generated Q2 2014 operating cash flows of $13.4 million, or $0.29 per share, a $0.36 per share improvement compared to Q2 2013 operating cash flows of ($3.0) million, or ($0.07) per share. In the second quarter of 2014, net free cash flow (operating cash flows less capital expenditures) was $8.5 million, or $0.19 per share, a notable improvement over net free cash flow of ($17.2) million, or ($0.43) per share, in the year-ago period.

Six-month period ended June 30, 2014

The Corporation generated revenues of $68.4 million in the first half of 2014, a 66% increase over the $41.2 million of revenues generated in the comparable period in 2013, reflecting a 78% increase in the number of ounces of gold sold, the benefits of which were partially offset by a 7% decrease in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses totaled $58.9 million for the first six months of 2014, 63% above operating costs of $36.2 million during the same period last year. This increase was driven by a 92% increase in processed tonnage during the period, the result of a 16% increase in tonnage from the Island Gold Mine, the addition of 155,021 tonnes of combined tonnage from the W Zone and Monique Mine operations, partially offset by a 19% decrease in tonnage from the Beaufor Mine. Cash cost per ounce of gold sold decreased by a notable 16% to $985 (US$898) from $1,167 (US$1,149) in the first six months of 2013, driven largely by improved cash costs at the Island Gold and Beaufor mines that were primarily attributable to improved grades. The average cash cost per tonne based on gold ounces sold decreased 21% year-over-year, largely attributable to lower cost per tonne from the W Zone and Monique Mine operations, as well as a 10% decrease in cost per tonne at the Island Gold Mine.

Exploration and project evaluation costs before depreciation and exploration tax credits amounted to $1.1 million in the first half of 2014, compared with $5.5 million in the year-ago period. The year-over-year decrease reflects lower exploration related costs at the Island Gold Mine as focus has been shifted toward the development of Island Gold at depth, and lower exploration costs at the Beaufor Mine. On a segmented basis, exploration expenses, excluding depreciation and exploration tax credits, were approximately $0.3 million at the Island Gold Mine and $0.6 million at the Beaufor Mine. Exploration and project evaluation costs at other properties amounted to $0.2 million during the first half of 2014.

Administration expenses totaled $4.1 million in the first six months of 2014, and included $1.0 million (pre-tax) of severance and option-retirement costs relating to the recent departure of the Corporation’s President and CEO. When excluding these one-time costs, administration expenses totaled $3.1 million in the first half of 2014, 17% below expenses of $3.7 million in the comparable period of 2013, primarily as a result of the fewer number of employees.

The mining and income tax expense for the first half of 2014 amounted to $2.0 million, which includes $0.8 million of taxes payable, $0.7 million of Quebec mining taxes and a $0.5 million increase in future mining taxes. For the first six months of 2013, the mining and income tax expense totaled $0.07 million. During this six-month period, an exploration tax credit of $2.0 million was earned, which included $0.6 million that was booked against exploration expenses and $1.4 million that was applied against property, plant and equipment, an amount that was related to the W Zone and Monique Mine operations.

Based on IFRS, the Corporation generated net earnings of $2.8 million, or $0.07 per share, in the first half of 2014. When excluding one-time severance costs related to the departure of the President and CEO, Richmont generated adjusted net earnings of $3.8 million, or $0.09 per share, a significant $0.17 per share improvement over the net loss of ($3.3) million, or ($0.08) per share, in the first half of 2013.

06
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation generated six month 2014 operating cash flows of $15.8 million, or $0.37 per share, compared to operating cash flows of ($9.7) million, or ($0.25) per share in the comparable six month period of 2013. Net free cash flow (operating cash flows less capital expenditures) was $5.0 million, or $0.12 per share, in the first six months of 2014, a notable $0.96 per share improvement over net free cash flow of ($33.3) million, or ($0.84) per share, in the year-ago period.

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	66,813	53,467	125,925	111,535
Head grade (g/t)	5.71	4.53	5.68	4.68
Gold recovery (%)	96.05	95.56	96.08	95.60
Recovered grade (g/t)	5.49	4.33	5.45	4.47
Ounces poured	11,784	7,442	22,083	16,046

Ounces Sold
Tonnes	65,558	47,220	124,569	107,414
Head grade (g/t)	5.70	4.46	5.66	4.71
Gold recovery (%)	96.05	95.56	96.08	95.60
Recovered grade (g/t)	5.47	4.26	5.44	4.50
Ounces sold	11,536	6,474	21,795	15,534
Cash cost per ounce (US$)	776	1,221	811	1,179

Investment in property, plant and equipment	2,348	3,346	4,018	6,458
Investment in Island Gold Deep Project	1,536	4,499	4,363	6,022
Exploration expenses	157	1,157	289	2,620

Deferred development (metres)	714	500	1,511	848

Diamond drilling (metres)
Definition	5,015	12,801	13,729	17,950
Exploration	3,025	4,544	3,025	7,299

07
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation’s Island Gold Mine delivered strong operational improvements in the second quarter of 2014, driven by an improved grade and better mine scheduling. Improved mine planning, combined with increased truck capacity as a result of the addition of four new 30 tonne trucks at the end of 2013, contributed to the mill achieving a record monthly production rate of 25,000 tonnes in May. Based on ounces sold, a total of 65,558 tonnes of Island Gold Mine ore were processed at an average grade of 5.70 g/t Au in the second quarter of 2014, compared to 47,220 tonnes at an average grade of 4.46 g/t Au in the second quarter of 2013. With tonnage and grade up 39% and 28% respectively, a total of 11,536 ounces of gold were sold from the mine in the second quarter of 2014 at an average price of $1,399 (US$1,283) per ounce, versus gold sales of 6,474 ounces at an average price of $1,404 (US$1,372) per ounce in the comparable period of 2013. The average cash cost of $846 (US$776) per ounce of gold sold in the current quarter represented a significant decrease over the average cash cost of $1,249 (US$1,221) per ounce of gold sold in the prior year period. The 32% year-over-year improvement was the result of higher grade material being mined, attributable to less tonnage originating from the lower grade Lochalsh area of the mine. Cash cost per ounce similarly benefited from a 13% year-over-year decrease in cash cost per tonne reflecting lower per tonne surface and administration cost in 2014, as more tonnes were processed, and lower milling costs year-over-year, as mechanical issues at the mill in the second quarter of 2013 necessitated the short-term rental of equipment from an outside supplier.

During the first six months of 2014 a total of 124,569 tonnes of ore were processed from the Island Gold Mine at a grade of 5.66 g/t, and 21,795 ounces of gold were sold at an average price of $1,421 (US$1,296) per ounce. This compared to processed tonnage of 107,414 tonnes at a grade of 4.71 g/t, and gold sales of 15,534 ounces at an average price of $1,541 (US$1,517) per ounce in the comparable six month period of 2013. The annual tonnage increase was driven by year-over-year improved mine scheduling and ore transport capacity, the benefit of which is highlighted in the strong second quarter operational performance, combined with an improved mined grade in the first six months of the year as mining was migrated to higher grade areas of the mine. These operational improvements translated into a 40% increase in the number of gold ounces sold and a 26% decrease in the cash cost per ounce sold. Specifically, an average cash cost of $890 (US$811) per ounce in the first six months of 2014, compared to an average cash cost of $1,198 (US$1,179) per ounce in the comparable period of 2013.

Island Gold production levels in the second half of 2014 are expected to be below those of the first six months due to mine grade and development work sequencing, and the scheduled mill shut down that occurred at the end of Q2 during which the cone crusher was replaced.

08
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	31,186	28,775	54,467	66,110
Head grade (g/t)	8.28	7.31	7.32	5.70
Gold recovery (%)	98.39	98.12	98.09	97.82
Recovered grade (g/t)	8.15	7.18	7.18	5.58
Ounces poured	8,168	6,639	12,569	11,851

Ounces Sold
Tonnes	30,112	28,146	52,616	65,215
Head grade (g/t)	7.92	7.15	7.14	5.63
Gold recovery (%)	98.39	98.12	98.09	97.82
Recovered grade (g/t)	7.79	7.02	7.00	5.51
Ounces sold	7,541	6,352	11,843	11,553
Cash cost per ounce (US$)	712	760	854	1,109

Investment in property, plant and equipment	843	30	1,445	238
Exploration expenses	318	639	568	1,236

Deferred development (metres)	135	-	386	-

Diamond drilling (metres)
Definition	3,732	950	5,176	2,877
Exploration	5,036	5,836	8,745	14,144

The Beaufor Mine had a strong second quarter in 2014, with processed tonnage and head grade up 7% and 11%, respectively, over the prior year levels, which resulted in a 19% year-over-year increase in the number of gold ounces sold. Operational improvements were driven by increased tonnage from higher grade room and pillar mining areas, most notably the M Zone, combined with a reduction in the amount of lower grade development ore processed during the three month period. Specifically, a total of 30,112 tonnes of ore were processed from the Beaufor Mine at an average grade of 7.92 g/t Au in the second quarter of 2014, versus 28,146 tonnes at an average grade of 7.15 g/t Au in the comparable period of 2013. A total of 7,541 ounces of gold were sold in the second quarter of 2014 at an average price of $1,398 (US$1,282), compared to 6,352 ounces of gold sold at an average price of $1,373 (US$1,342) in the comparable period of 2013. The cash cost per ounce of gold sold of $776 (US$712) in the current quarter was unchanged from $777 (US$760) in the prior year, as the impact of the increased grade was offset by a 17% increase in mining cost per tonne. This reflects the grade optimization initiative that began in mid-2013 that increases the proportion of room-and-pillar mining. While this has the effect of increasing the grade of the material mined, it also increases mining cost per tonne.

Based on ounces sold, a total of 52,616 tonnes of Beaufor Mine ore were processed at a grade of 7.14 g/t Au during the first six months of 2014, compared to tonnage of 65,215 and a head grade of 5.63 g/t Au in the comparable six months of 2013. The decreased tonnage in the first half of 2014 is the result of a decrease in processed tonnage year-over-year in the first quarter of 2014 following the Corporation’s implementation of a more selective mining approach in mid-2013. This more focused mining method translated into improved grades at the Beaufor Mine which in turn drove the 17% year-over-year decrease in cash cost in the first half of 2014 to $936 (US$854) per ounce, from $1,126 (US$1,109) per ounce in the comparable period of 2013. A total of 11,843 ounces of gold were sold at an average price of $1,423 (US$1,297) in the first six months of 2014, versus gold sales of 11,553 ounces at an average price of $1,489 (US$1,466) in the prior year period.

09
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Monique Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	71,642	-	106,340	-
Head grade (g/t)	2.68	-	2.62	-
Gold recovery (%)	96.16	-	96.24	-
Recovered grade (g/t)	2.58	-	2.52	-
Ounces poured	5,942	-	8,615	-

Ounces Sold
Tonnes	67,445	-	119,498	-
Head grade (g/t)	2.70	-	2.67	-
Gold recovery (%)	96.16	-	96.24	-
Recovered grade (g/t)	2.59	-	2.57	-
Ounces sold	5,622	-	9,873	-
Cash cost per ounce (US$)	1,036	-	1,133	-

Investment in property, plant and equipment	-	5,235	21	7,457
Exploration expenses	-	41	2	202

Diamond drilling (metres)
Definition	-	-	-	549
Exploration	-	-	-	1,074

Based on ounces sold, a total of 67,445 tonnes of ore at an average grade of 2.70 g/t Au were processed from the Monique open-pit Mine in the second quarter of 2014. The improvements over first quarter production levels reflect enhanced pit sequencing in the second quarter following the resolution of water treatment issues experienced in the first three months of the year, combined with improved separation of higher grade material for immediate processing from lower grade ore that is being stockpiled for milling in 2015, the latter of which is accounted for as inventory on the Corporation’s balance sheet. When combined with the 52,053 tonnes processed in the first quarter of the year at an average grade of 2.64 g/t Au, the Monique Mine processed 119,498 tonnes at an average grade of 2.67 g/t Au in the first six months of 2014. Richmont expects the contractor to finish mining the Monique open-pit in the fourth quarter of 2014, as scheduled. The lower-grade ore will continue to be stockpiled on the Monique mine site, and transported to the Corporation’s Camflo Mill and batch processed through the first half of 2015. During the second quarter, the Corporation began stockpiling lower-grade Monique ore for milling in 2015. At June 30, this low-grade stockpile was approximately 47,000 tonnes at 1.2 g/t.

A total of 5,622 ounces of gold were sold from the Monique Mine at an average price of $1,402 (US$1,286) per ounce in the second quarter of 2014, resulting in year-to-date gold sales of 9,873 ounces at an average price of $1,404 (US$1,280) per ounce. The average cash cost per ounce of gold sold totaled $1,129 (US$1,036) in the second quarter of 2014, down 19% from first quarter cash costs of $1,392 (US$1,262) per ounce of gold sold, reflecting the slightly higher grade and the expected decrease in the waste to ore ratio as mining progresses to the lower benches of the pit.

10
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

W Zone Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	20,352	-	36,789	-
Head grade (g/t)	5.25	-	4.25	-
Gold recovery (%)	93.14	-	97.45	-
Recovered grade (g/t)	4.89	-	4.15	-
Ounces poured	3,197	-	4,904	-

Ounces Sold
Tonnes	20,055	-	35,523	-
Head grade (g/t)	5.15	-	4.21	-
Gold recovery (%)	93.14	-	97.45	-
Recovered grade (g/t)	4.79	-	4.11	-
Ounces sold	3,091	-	4,691	-
Cash cost per ounce (US$)	485	-	923	-

Investment in property, plant and equipment	1	1,021	234	2,902
Exploration expenses	-	-	-	-

Deferred development (metres)	-	737	-	1,407

Diamond drilling (metres)
Definition	-	1,061	3,599	1.061
Exploration	-	-	-	1,602

Based on gold sold, a total of 20,055 tonnes were processed at an average grade of 5.15 g/t Au from the W Zone in the second quarter of 2014, an improvement over the first quarter of 2014 during which 15,468 tonnes were processed at an average grade of 3.33 g/t Au. This brought year-to-date results to 35,523 tonnes of processed ore at an average grade of 4.21 g/t Au. The improved quarter-over-quarter results reflect the Corporation’s objective to exclusively mine higher grade areas during the operations’ final three months of production.

A total of 3,091 ounces of gold were sold in the second quarter of 2014 at an average price of $1,398 (US$1,282) per ounce, bringing gold sales in the first six months of 2014 to 4,691 ounces at an average price of $1,406 (US$1,282) per ounce. The cash cost per ounce of gold sold totaled $529 (US$485) in the second quarter, a reflection of the fact that operations were concluded at the end of the quarter and therefore no drift excavation costs were incurred during the period. For the six month period, the cash cost per ounce of gold sold totaled $1,012 (US$923). W Zone operations were concluded at June 30, 2014.

Camflo Mill

The Camflo Mill processed 115,095 tonnes in the second quarter of 2014, and 206,043 tonnes in the first six months of the year, up 95% and 114%, respectively, over 2013 levels, reflecting the addition of W Zone and Monique Mine ore. The Camflo Mill will continue to be run at capacity (1,200 tons per day) for the remainder of 2014 with additional ore from the Monique Mine replacing the W Zone tonnage. Richmont is evaluating custom milling opportunities to utilize the excess capacity at Camflo once the milling of stockpiled ore from the Monique Mine is completed in mid-2015.

11
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Senior Management Change Announced

On July 2, 2014 Richmont announced that Mr. Paul Carmel, President and Chief Executive Officer, had been relieved of his duties, and that a search for a replacement was underway. Ms. Elaine Ellingham, an experienced Mining Executive, a geologist, and a member of Richmont’s Board of Directors since February 2010, was appointed Interim President and CEO. Please see the July 2, 2014 press release entitled “Richmont Mines announces departure of CEO and appointment of interim CEO.”

Island Gold Mine Update

Underground development work continued on schedule at depth at Island Gold in the second quarter of 2014. The ramp was extended by 136 metres and attained a vertical depth of 620 metres at June 30, 2014, while 140 metres of additional development were completed during the three month period. In conjunction with this work, the Corporation completed a total of 1,248 metres of definition drilling and 3,025 metres of exploration drilling.

In April 2014, the Corporation announced that ongoing development work had provided access to the upper portion of the Island Gold depth extension with approximately 130 metres of lateral drift development into the C Zone at a vertical depth of 560 metres, on claims that are 100% owned by the Corporation. Within this development, approximately 92 metres is well mineralized and consistent with the established resource. Chip samples taken from the advancing development faces on this level averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. It was noted that this grade value should be seen as indicative, however further studies are required to verify the capping value used (75 g/t). In addition, approximately 5,000 metres of definition drilling completed within this resource obtained some notable results, including 36.40 g/t Au over 4.46 metres and 33.14 g/t Au over 5.05 metres in the C Zone, and 19.82 g/t Au over 2.09 metres in the B Zone, thus providing additional support for the long-term potential of the Island Gold Mine at depth. Richmont similarly highlighted new exploration drill results. Please see the April 24, 2014 press release for additional details.

Bought-Deal Financing of Common Shares Completed

On April 3, 2014 Richmont announced that it had entered into a bought-deal financing agreement with Macquarie Capital Markets Canada Ltd. as lead underwriter, on behalf of a syndicate of underwriters that included BMO Capital Markets, CIBC World Markets and Desjardins Securities. The Corporation announced that it had closed the financing on April 23, 2014, and that it had issued a total of 8.05 million common shares at a price of CAN$1.45 per share, including the entire over-allotment option of 1.05 million common shares, for aggregate gross proceeds of $11.7 million. Richmont plans to use the net proceeds of $10.7 million for working capital and general corporate purposes. Please see the April 3, 2014 press release entitled “Richmont Mines announces CAN$10.15 million bought deal financing of common shares” and the April 23, 2014 press release entitled “Richmont Mines closes previously announced bought deal financing of common shares” for details.

12
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration costs

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Exploration costs - Mines
Island Gold	157	1,157	289	2,620
Beaufor	318	639	568	1,236
Monique	-	41	2	202

	475	1,837	859	4,058

Exploration costs - Other properties
Wasamac	37	407	75	881
Other	19	149	25	227
Project evaluation	62	139	179	287

	118	695	279	1,395

Exploration and project evaluation before depreciation and exploration tax credits	593	2,532	1,138	5,453

Depreciation	21	74	44	150
Exploration tax credits, including adjustments	(609)	(327)	(454)	(638)

	5	2,279	728	4,965

Island Gold Mine

The Corporation spent $0.2 million on exploration at the Island Gold Mine during the second quarter of 2014, bringing year-to-date exploration costs to $0.3 million. Exploration-related expenses are lower than the prior year levels, as capital allocation focus was shifted from exploration to the development of the Island Gold extension at depth.

Beaufor Mine

The Corporation spent $0.3 million on exploration at the Beaufor Mine during the second quarter of 2014, and $0.6 million in the first six months of the year. This reflects the 5,036 metres and 8,745 metres of exploration drilling completed on the asset during the three and six month periods, respectively, and the Corporation’s continuing efforts to convert existing resources into reserves and identify new resources.

13
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2014	2014	2013	2013	2013	2013	2012	2012

PRINCIPAL FINANCIAL DATA

Revenues	38,951	29,467	27,828	21,152	17,835	23,398	24,928	25,000

Net earnings (loss) from continuing operations	4,676	(1,903)	(28,686)	(1,146)	(1,090)	(2,240)	(2,641)	498

Net loss from discontinued operation[1]	-	-	(389)	(709)	-	-	(13,854)	(182)

Net earnings (loss)	4,676	(1,903)	(29,075)	(1,855)	(1,090)	(2,240)	(16,495)	316

Cash flows from (used in) operating activities	13,371	2,380	8,160	5,038	(2,966)	(6,775)	104	5,183
Investments in property, plant and equipment	4,851	5,921	11,840	6,487	14,218	9,344	6,378	9,771

KEY PER-SHARE DATA

Net earnings (loss) from continuing operations
basic (CAN$)	0.10	(0.05)	(0.72)	(0.03)	(0.03)	(0.06)	(0.07)	0.01
diluted (CAN$)	0.10	(0.05)	(0.72)	(0.03)	(0.03)	(0.06)	(0.07)	0.01

Net earnings (loss)
basic (CAN$)	0.10	(0.05)	(0.73)	(0.05)	(0.03)	(0.06)	(0.42)	0.01
diluted (CAN$)	0.10	(0.05)	(0.73)	(0.05)	(0.03)	(0.06)	(0.42)	0.01

OUNCES OF GOLD SOLD	27,790	20,412	20,918	15,438	12,826	14,261	14,810	14,890

KEY PER-OUNCE OF GOLD DATA (US$)

Average selling price	1,283	1,306	1,265	1,316	1,358	1,623	1,694	1,683

Average cash cost	779	1,060	1,102	984	992	1,294	1,126	1,012
Depreciation and depletion	208	199	298	165	150	150	171	167

Total cost	987	1,259	1,400	1,149	1,142	1,444	1,297	1,179

1 Net of taxes.

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. Revenues in the first and second quarters of 2014 and fourth quarter of 2013 were higher compared to other recent quarters as a result of a higher number of ounces of gold sold, the benefits of which were partially mitigated by a lower average selling price per ounce of gold. Lower revenues in the second quarter of 2013 are primarily attributable to the low number of gold ounces sold, and the low average selling price per ounce. In the first three quarters of 2013, net earnings were impacted by the Corporation’s expanded exploration and project evaluation program. The net loss generated in the fourth quarter of 2013 was primarily driven by charges totaling $23.1 million, or $0.58 per share, which included a non-cash write-down on the W Zone assets following a reduction in its reserve base, a write-off of deferred income and mining tax assets, and the write-off of financing costs and severance payments. The 2012 fourth quarter results included a $13.9 million after-tax write-off of the discontinued Francoeur Mine assets.

14
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Production levels from Q3 2012 through Q3 2013 reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. In addition to production from these two mines, production levels in Q4 2013, Q1 2014 and Q2 2014 included production from the W Zone operation, located on the Beaufor Mine property, as well as the Monique Mine, located in Quebec. Investments in property, plant and equipment have remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings (loss) on a quarterly basis are generally affected by the price of gold, exchange rate and operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At June 30, 2014, cash and cash equivalents totaled $32.6 million, above the March 31, 2014 level of $13.5 and the December 31, 2013 level of $17.6 million. The increase reflects the $10.7 million of net proceeds from the bought deal financing completed in April 2014, $10.8 million spent on capital expenditures in the first six months of 2014, and the Corporation’s $15.8 million of operational cash flows during the six-month period that includes a $2.8 million increase in non-cash working capital. At the end of the second quarter of 2014, Richmont had $32.3 million of working capital, a significant increase from the $14.0 million at December 31, 2013, reflecting a $15.0 million increase in cash and cash equivalents, and a $1.7 million increase in inventories as a result of higher tonnes of stockpiled ore from the Monique Mine.

CAPITAL RESOURCES

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. An expense of $0.9 million was incurred relating to the issuance of common shares. During the six-month period ended on June 30, 2013, the Corporation issued 30,000 common shares following the exercise of stock options, for a total cash consideration of $0.06 million.

As of June 30, 2014, the Corporation had 47.6 million shares outstanding.

SUBSEQUENT EVENT

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by the Corporation in return for a 3% net smelter return royalty that is payable on 100% of mineral production from the four claims. The transaction is expected to close in the next few days. As part of this agreement the Corporation will make the following advance royalty payments: $1.0 million upon closing of the transaction, and $1.0 million each on January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2013 to June 30, 2014, with the exception of the commitments and the contingency mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2013, please refer to the 2013 Management’s Discussion and Analysis, filed February 28, 2014 and available on the SEDAR website (www.sedar.com).

15
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety instead of just exploration and mining rights down to a depth of 400 metres on that particular claim. Richmont will receive two additional claims instead of mining rights below a depth of 400 metres on such claims. As previously mentioned, under the terms of the Agreement, Richmont will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which is now expected to take place by the end of 2014.

In light of a modification to Quebec Mining Law, the financial guarantee for each of the Corporation’ s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation added $0.5 million to its financial guarantee in the first quarter of 2014 and must add an additional $1.1 million in 2014, 2015 and 2016, for a total of $3.8 million.

In the second quarter of fiscal 2014, the Corporation amended tax returns relating to certain previous years. Following the amendments, the Corporation believes it is in a position to receive refundable tax credits in excess of $4.9 million. The Corporation has chosen, at this time, not to account for any asset for such purpose, considering the file complexity, the uncertainties related to the review process and the expected timetable to obtain a settlement. Over the coming months, the Corporation will assess the appropriateness of recording a portion or the entire amount claimed according to the evolution of discussions with the tax authorities.

RELATED PARTY TRANSACTION

The former corporate secretary, who is a partner at a law firm, resigned from the position as corporate secretary on May 9, 2013. During the six-month period ended June 30, 2013, the Corporation received professional services from this firm for a total consideration of $0.06 million, including taxes.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 19, 2014, filed February 28, 2014 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at June 30, 2014 and 2013, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the six-month periods ended June 30, 2014 and June 30, 2013, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

16
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation has classified its cash and cash equivalents, receivables (except taxes receivable) and guaranteed investment certificates as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), finance lease obligations, contract payment holdback and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables, guaranteed investment certificates and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of finance lease obligations, contract payment holdback and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance lease obligations, the contract payment holdback and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2014.

FUTURE ACCOUNTING PRONOUNCEMENT

The following standard has been issued, but is not yet effective and has not been early-adopted by the Corporation :

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its financial statements.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Throughout this document, the Corporation uses or may use performance indicators that are not defined according to IFRS, such as operating cash flow per share, adjusted net earnings, adjusted net earnings per share, cash cost per ounce and average cash cost per ounce. Non-IFRS performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

The adjusted net earnings of 2014 exclude the severance compensation to the Corporation’s past President and CEO. This adjustment is net of taxes. The following table is a reconciliation of net earnings to adjusted net earnings on a consolidated basis.

17
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Net earnings (loss) for the period	4,676	(1,090)	2,773	(3,330)
Adjustments, net of taxes:
Severance compensation to the Corporation’s past President and CEO	983	-	983	-

Adjusted net earnings (loss)	5,659	(1,090)	3,756	(3,330)

Basic weighted average number of common shares outstanding (in thousands)	45,611	39,596	42,620	39,591

Adjusted net earnings (loss) per share	0.12	(0.03)	0.09	(0.08)

GENERAL INFORMATION

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending June 30, 2014 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 19, 2014, filed February 28, 2014, and available on the SEDAR website (www.sedar.com).

National Instrument 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by National Instrument 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

18
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

19
AUGUST 5, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 19, 2014, filed February 28, 2014, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at August 1, 2014. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on the SEDAR website (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

20
AUGUST 5, 2014	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Second Quarter
Ended June 30, 2014

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	38,951	17,835	68,418	41,233
Cost of sales (note 4)	30,246	15,220	58,894	36,170

GROSS PROFIT	8,705	2,615	9,524	5,063

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	5	2,279	728	4,965
Administration (note 6)	2,373	1,571	4,104	3,693
Loss on disposal of long-term assets	13	1	2	35
Other revenues	(18)	(26)	(28)	(30)

	2,373	3,825	4,806	8,663

OPERATING EARNINGS (LOSS)	6,332	(1,210)	4,718	(3,600)

Financial expenses (note 8)	28	24	55	50
Financial revenues (note 9)	(59)	(173)	(141)	(391)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	6,363	(1,061)	4,804	(3,259)

MINING AND INCOME TAXES	1,687	29	2,031	71

NET EARNINGS (LOSS) FOR THE PERIOD	4,676	(1,090)	2,773	(3,330)

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	0.10	(0.03)	0.07	(0.08)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	45,611	39,596	42,620	39,591

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	45,638	39,601	42,736	39,605

The accompanying notes are an integral part of the interim consolidated financial statements.

22
AUGUST 5, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

NET EARNINGS (LOSS) FOR THE PERIOD	4,676	(1,090)	2,773	(3,330)

OTHER COMPREHENSIVE LOSS, NET OF TAXES
ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS
Fair value variation on available-for-sale financial assets	-	(6)	-	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	(12)	-	(12)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	-	(18)	-	(30)

TOTAL COMPREHENSIVE EARNINGS (LOSS) FOR THE PERIOD	4,676	(1,108)	2,773	(3,360)

The accompanying notes are an integral part of the interim consolidated financial statements.

23
AUGUST 5, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of common shares	11,673	-	-	11,673

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	874	-	874

Transactions with Richmont Mines shareholders	10,739	874	-	11,613

Net earnings and total comprehensive income for the period	-	-	2,773	2,773

BALANCE AT JUNE 30, 2014	142,941	12,127	(54,329)	100,739

The accompanying notes are an integral part of the interim consolidated financial statements.

24
AUGUST 5, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Share-based compensation	-	753	-	-	753

Transactions with Richmont Mines shareholders	89	726	-	-	815

Net loss for the period	-	-	(3,330)	-	(3,330)

Other comprehensive loss
Items that will be reclassified subsequently to net loss
Available-for-sale financial assets
Fair value variation, net of taxes	-	-	-	(18)	(18)
Reclassification to net earnings, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss for the period	-	-	(3,330)	(30)	(3,360)

BALANCE AT JUNE 30, 2013	132,202	9,788	(26,172)	-	115,818

The accompanying notes are an integral part of the interim consolidated financial statements.

25
AUGUST 5, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	June 30,	December 31,
	2014	2013
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	32,590	17,551
Guaranteed investment certificates	3,124	-
Receivables	2,714	3,008
Income and mining tax assets	256	925
Exploration tax credits receivable	6,255	5,670
Inventories (note 10)	10,819	9,075

	55,758	36,229

RESTRICTED DEPOSITS (note 13 a)	771	3,421

PROPERTY, PLANT AND EQUIPMENT (note 11)	82,606	83,678

TOTAL ASSETS	139,135	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,123	19,897
Income and mining taxes payable	3,208	1,225
Current portion of long-term debt (note 12)	780	825
Current portion of asset retirement obligations (note 13 b)	304	330

	23,415	22,277

LONG-TERM DEBT (note 12)	4,936	5,196

ASSET RETIREMENT OBLIGATIONS (note 13 b)	7,658	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES	2,387	1,899

TOTAL LIABILITIES	38,396	36,975

EQUITY
Share capital (note 14)	142,941	132,202
Contributed surplus	12,127	11,253
Deficit	(54,329)	(57,102)

TOTAL EQUITY	100,739	86,353

TOTAL LIABILITIES AND EQUITY	139,135	123,328

The accompanying notes are an integral part of the interim consolidated financial statements.

26
AUGUST 5, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	4,676	(1,090)	2,773	(3,330)
Adjustments for:
Depreciation and depletion	6,707	2,333	11,541	4,801
Taxes received (paid)	1,052	-	1,107	(1,500)
Interest revenues	(72)	(118)	(136)	(271)
Interest on long-term debt	41	5	85	12
Share-based compensation	651	498	1,065	1,120
Accretion expense – asset retirement obligations	28	19	55	38
Loss (gain) on disposal of long-term assets	13	(13)	2	19
Gain on disposal of shares of publicly-traded companies	-	(12)	-	(12)
Mining and income taxes	1,687	29	2,031	71

	14,783	1,651	18,523	948

Net change in non-cash working capital items (note 15)	(1,412)	(4,617)	(2,772)	(10,689)

Cash flows from (used in) operating activities	13,371	(2,966)	15,751	(9,741)

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	12	-	12
Restricted deposits	-	(87)	(474)	(87)
Interest received	43	130	126	291
Property, plant and equipment – Island Gold Mine	(2,348)	(3,346)	(4,018)	(6,458)
Property, plant and equipment – Island Gold Deep Project	(1,536)	(4,499)	(4,363)	(6,022)
Property, plant and equipment – Beaufor Mine	(843)	(30)	(1,445)	(238)
Property, plant and equipment – W Zone Mine	(1)	(1,021)	(234)	(2,902)
Property, plant and equipment – Monique Mine	-	(5,235)	(21)	(7,457)
Property, plant and equipment – Other	(123)	(87)	(691)	(485)
Disposition of property, plant and equipment	123	57	300	145

Cash flows used in investing activities	(4,685)	(14,106)	(10,820)	(23,201)

FINANCING ACTIVITIES
Issue of common shares	11,673	-	11,673	62
Common shares issue costs	(934)	-	(934)	-
Interest paid	(41)	(5)	(85)	(12)
Payment of asset retirement obligations	(26)	-	(26)	-
Long-term debt	(80)	-	(80)	-
Payment of finance lease obligations	(189)	(231)	(440)	(459)

Cash flows from (used in) financing activities	10,403	(236)	10,108	(409)

Net change in cash and cash equivalents	19,089	(17,308)	15,039	(33,351)

Cash and cash equivalents, beginning of period	13,501	43,767	17,551	59,810

Cash and cash equivalents, end of period	32,590	26,459	32,590	26,459

The accompanying notes are an integral part of the interim consolidated financial statements.

27
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

The interim consolidated financial statements have not been reviewed by the independent auditors of the Corporation.

2.	Future accounting pronouncement

The following standard has been issued, but is not yet effective and has not been early-adopted by the Corporation:

IFRS 15 – Revenues from contracts with Customers (IFRS 15)
In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its financial statements.

3.	Revenues

Revenues include revenue from gold sales and silver sales.

4.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Operating costs	22,925	12,651	46,248	30,733
Royalties	676	368	1,230	892
Depreciation and depletion	6,645	2,201	11,416	4,545

	30,246	15,220	58,894	36,170

28
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Island Gold Mine	157	1,157	289	2,620
Beaufor Mine	318	639	568	1,236
Wasamac property	37	407	75	881
Monique Mine	-	41	2	202
Other properties	19	149	25	227
Project evaluation	62	139	179	287

Exploration and project evaluation before depreciation and exploration tax credits	593	2,532	1,138	5,453

Depreciation	21	74	44	150
Exploration tax credits, including adjustments[1]	(609)	(327)	(454)	(638)

	5	2,279	728	4,965
[1]

In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in «administration».

6.	Administration

The administration expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Salaries, directors’ fees and related benefits	633	773	1,346	1,617
Severance compensation[1]	1,048	-	1,048	-
Share-based compensation	308	306	658	929
Depreciation	41	60	81	105
Others	343	432	971	1,042

	2,373	1,571	4,104	3,693
[1]	Severance compensation is related to the departure of the President and Chief Executive Officer and comprises $763 of cash severance and $285 of share-based compensation expense.

29
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

7.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of the Corporation’s initial Plan at June 30, 2014 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2014		June 30, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	758	6.68	935	6.93
Forfeited	-	-	(177)	7.99
Expired	(75)	4.12	(75)	4.12

Options outstanding, end of period	683	6.96	683	6.96

Exercisable options, end of period	506	5.86	506	5.86

The following table summarizes information about the Corporation’s Initial Plan at June 30, 2014:

Exercise Price	Options outstanding at June 30, 2014			Exercisable options at June 30, 2014
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (in thousands)	Weighted average exercise price $

$3.16 to $3.55	100	0.4	3.48	100	3.48
$4.12 to $5.41	336	1.1	4.87	302	4.83
$6.86	12	2.0	6.86	9	6.86
$10.87 to $12.03	235	1.6	11.44	95	11.49

	683	1.2	6.96	506	5.86

b)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

30
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Eight types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (6) options that vest on August 8, 2016 and expire five years after the date of grant; (7) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (8) options that vest 25% on the grant date, then vest cumulatively thereafter every month of January over a total period of three years, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at June 30, 2014 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2014		June 30, 2014
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	2,192	2.54	2,505	2.64
Forfeited	-	-	(313)	3.38

Options outstanding, end of period	2,192	2.54	2,192	2.54

Exercisable options, end of period	955	2.50	955	2.50

The following table summarizes information about the Corporation’s New Plan at June 30, 2014:

Exercise Price	Options outstanding at June 30, 2014			Exercisable options at June 30, 2014
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (in thousands)	Weighted average exercise price $

$1.08 to $1.62	1,424	4.3	1.27	628	1.32
$2.02	20	3.9	2.02	8	2.02
$2.51 to $3.61	263	3.5	3.23	125	3.20
$3.88 to $4.36	133	3.2	4.12	53	4.12
$6.57	352	3.9	6.57	141	6.57

	2,192	4.1	2.54	955	2.50

31
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

c)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $2.25 million. The cost recorded for the three-month and six-month periods ended June 30, 2014 is $118 and $214 respectively ($233 and $464 in comparable periods of 2013), and the liability to this effect amounts to $926 as at June 30, 2014 ($711 as at December 31, 2013), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

On May 22, 2012, 324,675 options were issued outside of the Corporation’s plans to the former President and Chief Executive Officer. As at June 30, 2014, all options are exercisable at a price of $6.61 each. All options not exercised prior to September 1, 2014 will be forfeited. This date represents 60 days after the departure of the President and Chief Executive Officer.

8.	Financial expenses

The financial expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Accretion expense – asset retirement obligations	28	19	55	38
Interest on finance lease obligations[1]	-	5	-	12

	28	24	55	50
[1]

The interest on operating mine finance lease obligations is included in operating costs and amounted to $41 and $85 for the three-month and six- month periods respectively (in 2013, interest amounted to $10 and $23 of which $5 and $11 respectively was recorded as property, plant and equipment).

9.	Financial revenues

The financial revenues include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Interest on cash and cash equivalents	72	115	135	267
Gain on disposal of shares of publicly-traded companies	-	12	-	12
Foreign exchange gain (loss)	(13)	46	6	112

	59	173	141	391

32
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

10.	Inventories

The inventories include the following items:

	June 30,	December 31,
	2014	2013
	$	$
		(Audited)

Precious metals	1,578	1,647
Ore	5,622	3,923
Supplies	3,619	3,505

	10,819	9,075

There was no write-down of inventories and no reversal of write-down as at June 30, 2014 and as at June 30, 2013.

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458

Additions	-	4,705	643	492	5,840	-	-	-	4,948	10,788

Disposals and write-off	-	-	-	(112)	(112)	(18)	(225)	(243)	-	(355)

Exploration tax credits	-	(53)	-	-	(53)	-	-	-	-	(53)

Transfers	-	-	-	(601)	(601)	-	(1)	(1)	602	-

Balance at June 30, 2014	1,965	81,540	14,086	35,818	133,409	2,193	1,242	3,435	21,994	158,838

Depreciation and depletion

Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780

Depreciation and depletion	114	6,101	1,437	3,778	11,430	68	43	111	-	11,541

Disposals and write-off	-	-	-	(77)	(77)	(1)	(11)	(12)	-	(89)

Transfers	-	-	-	(368)	(368)	-	-	-	368	-

Balance at June 30, 2014	1,141	47,492	7,957	18,382	74,972	460	432	892	368	76,232

Carrying amount at June 30, 2014	824	34,048	6,129	17,436	58,437	1,733	810	2,543	21,626	82,606

33
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

12.	Long-term debt

Long-term debt includes the following financial liabilities:

	June 30,	December 31,
	2014	2013
	$	$
		(Audited)

Finance lease obligations	3,297	3,737
Contract payment holdback	1,000	1,000
Long-term share-based compensation (note 7 c)	926	711
Closure allowance	493	573

	5,716	6,021

Current portion	780	825

	4,936	5,196

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligations on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

34
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at June 30, 2014, the Corporation has $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2013). The following table provides the allocation of restricted deposits and letters of credit issued as at June 30, 2014:

	June 30,	December 31,
	2014	2013
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594	594
Beaufor Mine	107	107
Other	10	10

	711	711

Guaranteed investment certificates[1]	-	2,650

Other	60	60

	771	3,421

Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	239	239
Monique Mine	474	-
Additional credit	100	100

	3,124	2,650
[1]

As at June 30, 2014, letters of credit are secured by a first rank movable mortgage for a maximum amount of $ 6,785. Prior to that, letters of credit were secured by the guaranteed investment certificates.

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at June 30, 2014 and December 31, 2013:

	June 30,	December 31,
	2014	2013
	$	$
		(Audited)

Camflo Mill	3,767	3,736
Island Gold Mine	1,676	1,663
Beaufor Mine and W Zone Mine	754	749
Monique Mine	971	965
Francoeur Mine	794	820

	7,962	7,933

Current portion	304	330

	7,658	7,603

35
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2014		June 30, 2014
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	39,596	132,202	39,596	132,202

Issue of common shares for cash	8,050	10,739	8,050	10 739

Balance, end of period	47,646	142,941	47,646	142,941

Issue of shares

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognised.

15.	Consolidated statements of cash flows

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Change in non-cash working capital items

Receivables	59	(1,617)	305	(1,709)
Exploration tax credits receivable	(609)	(328)	(531)	(638)
Inventories	(647)	(2,341)	(1,744)	(2,734)
Payables, accruals and provisions	(215)	(331)	(802)	(5,608)

	(1,412)	(4,617)	(2,772)	(10,689)
Supplemental information

Change in payables, accruals and provisions related to property, plant and equipment	182	365	(8)	4,959

In 2014, an amount of $23, included in long-term share-based compensation, was registered as an increase in property, plant and equipment ($96 in 2013). This amount is not included in the investing activities section.

During the quarter ending June 30, 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statement of cash flows as it is a non-cash event.

36
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

16.	Commitments

In light of a modification to Quebec Mining Law, the financial guarantee for each of the Corporation’ s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation added $474 to its financial guarantee in the first quarter of 2014 and must add an additional $1,056 in 2014, $1,130 in 2015 and $1,130 in 2016, for a total of $3,790.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety instead of just exploration and mining rights down to a depth of 400 metres on that particular claim. The Corporation will receive two additional claims instead of mining rights below a depth of 400 metres on such claims. As previously mentioned, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which is now expected to take place by the end of 2014.

17.	Subsequent event

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by the Corporation in return for a 3% net smelter return royalty that is payable on 100% of mineral production from the four claims. The transaction is expected to close in the next few days. As part of this agreement the Corporation will make the following advance royalty payments: $1,000 upon closing of the transaction, and $1,000 each on January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

18.	Contingency

In the second quarter of fiscal 2014, the Corporation amended tax returns relating to certain previous years. Following the amendments, the Corporation believes it is in a position to receive refundable tax credits in excess of $4,950. The Corporation has chosen, at this time, not to account for any asset for such purpose, considering the file complexity, the uncertainties related to the review process and the expected timetable to obtain a settlement. Over the coming months, the Corporation will assess the appropriateness of recording a portion or the entire amount claimed according to the evolution of discussions with the tax authorities.

19.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2014 compared to annual financial statements of 2013 in the basis of segmentation or the basis of evaluation of segment result.

37
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

		Three months ended June 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	22,784	16,167	38,951	-	38,951
Cost of sales	17,493	12,753	30,246	-	30,246

Gross profit	5,291	3,414	8,705	-	8,705

Exploration and project evaluation	318	158	476	(471)	5
Administration	-	-	-	2,373	2,373
Loss on disposal of long-term assets	-	10	10	3	13
Other revenues	(2)	(16)	(18)	-	(18)

	316	152	468	1,905	2,373

Operating earnings (loss)	4,975	3,262	8,237	(1,905)	6,332

Financial expenses	21	7	28	-	28
Financial revenues	(8)	-	(8)	(51)	(59)

Earnings (loss) before taxes	4,962	3,255	8,217	(1,854)	6,363

Addition to property, plant and equipment	966	3,885	4,851	-	4,851

		Six months ended June 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	37,365	31,053	68,418	-	68,418
Cost of sales	34,041	24,853	58,894	-	58,894

Gross profit	3,324	6,200	9,524	-	9,524

Exploration and project evaluation	570	289	859	(131)	728
Administration	-	-	-	4,104	4,104
Loss (gain) on disposal of long-term assets	-	(2)	(2)	4	2
Other revenues	(4)	(16)	(20)	(8)	(28)

	566	271	837	3,969	4,806

Operating earnings (loss)	2,758	5,929	8,687	(3,969)	4,718

Financial expenses	41	14	55	-	55
Financial revenues	(2)	-	(2)	(139)	(141)

Earnings (loss) before taxes	2,719	5,915	8,634	(3,830)	4,804

Addition to property, plant and equipment	2,391	8,381	10,772	-	10,772

38
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

	June 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	14,622	9,410	24,032	31,726	55,758
Restricted deposits	107	594	701	70	771
Property, plant and equipment	13,309	66,380	79,689	2,917	82,606

Total assets	28,038	76,384	104,422	34,713	139,135

Current liabilities	7,768	8,948	16,716	6,699	23,415
Long-term debt	1,493	2,517	4,010	926	4,936
Asset retirement obligations	5,492	1,676	7,168	490	7,658
Deferred income and mining tax liabilities	-	-	-	2,387	2,387

Total liabilities	14,753	13,141	27,894	10,502	38,396

			Three months ended June 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	9,600	9,107	18,707	-	(872)	17,835
Cost of sales	6,728	9,524	16,252	-	(1,032)	15,220

Gross profit	2,872	(417)	2,455	-	160	2,615

Exploration and project evaluation	553	1,156	1,709	433	137	2,279
Administration	-	-	-	1,571	-	1,571
Loss (gain) on disposal of
long-term assets	(16)	1	(15)	-	16	1
Other revenues	(8)	(22)	(30)	-	4	(26)

	529	1,135	1,664	2,004	157	3,825

Operating earnings (loss)	2,343	(1,552)	791	(2,004)	3	(1,210)

Financial expenses	15	4	19	5	-	24
Financial revenues	(9)	-	(9)	(167)	3	(173)

Earnings (loss) before taxes	2,337	(1,556)	781	(1,842)	-	(1,061)

Addition to property, plant and equipment	6,292	7,845	14,137	81	-	14,218

39
AUGUST 5, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

	Six months ended June 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	18,096	24,009	42,105	-	(872)	41,233
Cost of sales	15,386	21,816	37,202	-	(1,032)	36,170

Gross profit	2,710	2,193	4,903	-	160	5,063

Exploration and project evaluation	1,311	2,619	3,930	898	137	4,965
Administration	-	-	-	3,693	-	3,693
Loss (gain) on disposal of long-term assets	(16)	1	(15)	34	16	35
Other revenues	(9)	(25)	(34)	-	4	(30)

	1,286	2,595	3,881	4,625	157	8,663

Operating earnings (loss)	1,424	(402)	1,022	(4,625)	3	(3,600)

Financial expenses	29	9	38	12	-	50
Financial revenues	(11)	-	(11)	(383)	3	(391)

Earnings (loss) before taxes	1,406	(411)	995	(4,254)	-	(3,259)

Addition to property, plant and equipment	10,708	12,480	23,188	374	-	23,562

	December 31, 2013 (Audited)
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	11,479	7,710	19,189	17,040	36,229
Restricted deposits	107	594	701	2,720	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	83,678

Total assets	29,779	70,488	100,267	23,061	123,328

Current liabilities	7,876	9,943	17,819	4,458	22,277
Long-term debt	1,573	2,912	4,485	711	5,196
Asset retirement obligations	5,451	1,662	7,113	490	7,603
Deferred income and mining Tax liabilities	-	-	-	1,899	1,899

Total liabilities	14,900	14,517	29,417	7,558	36,975

20.	Approval of Financial Statements

The interim consolidated financial statements for the period ending June 30, 2014 were approved for publication by the Board of Directors on August 1st, 2014.

40
AUGUST 5, 2014	RICHMONT MINES INC.